UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                         Harvest Restaurant Group, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                 (Including the associated common stock purchase
                                     rights)
                         (Title of Class of Securities)

                                   417905 10 6
                                 (CUSIP Number)

                                Richard E. Tanner
                              4415 Bancroft Valley
                            Alpharetta, Georgia 30022
                            Telephone: (770) 475-5612
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 14, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 417905 10 6

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard E. Tanner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)|_|
                                                                          (b)|_|

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     1,413,675 shares of common stock owned directly;
     353,419 shares that the filer has the right to acquire pursuant to options.

8    SHARED VOTING POWER

     0

9    SOLE DISPOSITIVE POWER

     1,413,675 shares of common stock owned directly;
     353,419 shares that the filer has the right to acquire pursuant to options.

10   SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,767,094 shares of common stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.6%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $.01 (the "Shares") of Harvest Restaurant Group, Inc. (the "Company"), the principal executive offices of which are located at 2662 Holcomb Bridge Road, Suite 320, Alpharetta, Georgia 30022.


Item 2. Identity and Background

     This statement is being filed by Richard E. Tanner ("Purchaser"), a director of the Company. Purchaser is self-employed. Purchaser's residence address is: 4415 Bancroft Valley, Alpharetta, Georgia 30022.

     During the last five years, Purchaser has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Item 3. Source and Amount of Funds and Other Consideration

     The consideration was the exchange of common stock of TRC Acquisition Corporation ("TRC"), a Georgia corporation, that merged into a subsidiary of the Company in a forward triangular merger on January 14, 1999, for common stock of the Company.


Item 4. Purpose of Transaction

     The purpose of the transaction was to effect the merger of TRC with and into a wholly-owned subsidiary of the Company on January 14, 1999 in a forward triangular merger. As a result of the merger, the former shareholders of TRC, which include Purchaser, now own 50.1% of the outstanding Shares of the Company. At the effective time of the merger the Company became obligated to issue: (i) 4,123,219 shares of common stock for 2,625,000 shares of TRC common stock, and,
(ii) 744,500 shares of Series E Convertible Preferred Stock for 2,000 shares of TRC Class A Preferred Stock, cancellation of a subordinated debenture held by an officer of TRC, and termination of an employment agreement held by an officer of TRC. Also pursuant to the merger, the Company assumed all options to purchase shares of the common stock of TRC, with the number and price thereof being adjusted to reflect the exchange ratio used in the merger. Accordingly, in the merger Purchaser received the Shares and options disclosed above.

     In connection with the merger, the board of directors of the Company was changed to consist of William J. Gallagher, who remains on the Board after serving as a director of the Company prior to the merger, and Purchaser, Mr. Clyde E. Culp, III and Mr. James R. Walker, all of whom were directors of TRC. In addition, former officers of TRC became officers of the Company as follows:
Mr. Clyde E. Culp, III became the Chairman and Chief Executive Officer, Mr. Robert J. Hoffman became the Senior Vice President for Operations, and Mr. Timothy R. Robinson became the Chief Financial Officer.

Item 5. Interest in the Securities of the Issuer

     (a) Purchaser beneficially owns 1,767,094 Shares of the Company, or approximately 20.6% of the outstanding Shares, consisting of 1,413,675 Shares and options to acquire 353,419 Shares at an exercise price of $.16 per share.

     (b) Purchaser has the sole power to vote and to direct the disposition of 1,413,675 Shares and has the right to acquire 353,419 Shares.

     (c) Purchaser acquired the shares he beneficially owns on January 14, 1999.

     (d) 245,430 of Purchaser's Shares are pledged to Sirrom Capital Corporation to secure the Company's repayment of its $2,000,000 loan from Sirrom Capital Corporation, which loan was made pursuant to a Loan Agreement between the Company and Sirrom Capital Corporation dated October 22, 1996.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     245,430 of Purchaser's Shares are pledged to Sirrom Capital Corporation to secure the Company's repayment of its $2,000,000 loan from Sirrom Capital Corporation, which loan was made pursuant to a Loan Agreement between the Company and Sirrom Capital Corporation dated October 22, 1996.

     Purchaser has agreed with the Company to vote his Shares in favor of two proposals to amend the Company's articles of incorporation: (i) to increase the number of authorized shares from 20,000,000 to not less than 100,000,000, and
(ii) to change the name of the Company to " Tanner's Restaurant Group, Inc."


Item 7. Material to Be Filed as Exhibits

Exhibit A      Agreement  and Plan of Merger dated  December  27,  1998,  by and among the Company, Hartan, Inc. and TRC (filed as Exhibit 2.1 to the Company's Report on Form 8-K filed January 21, 1999 and incorporated herein by reference).

Exhibit B      Letter Agreement with the Company to vote in favor of amendments.

Exhibit C      Stock Pledge Letter, dated January 14, 1999.

Exhibit D      Pledge and Security Agreement, dated October 22, 1996.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 25, 1999

                                               /s/ Richard E. Tanner
                                               ---------------------------------
                                               Name: Richard E. Tanner